Truven Holding Corp.

Truven Health Analytics Inc.

777 E. Eisenhower Parkway

Ann Arbor, Michigan 48108

December 8, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Joyce Sweeney and Christine Davis

Re:	Truven Holding Corp. Truven Health Analytics Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 31, 2014 File No. 333-187931

Dear Messrs. Gilmore, Sweeney and Davis:

This letter is being furnished on behalf of Truven Holding Corp. ("Truven Holding") and Truven Health Analytics Inc. (collectively, the "Registrants") in response to comments received from the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") by letter dated November 21, 2014, regarding the above-captioned Form 10-K filing (the "10-K"). Capitalized terms used but not defined in this letter have the respective meanings assigned to such terms in the 10-K.

The text of the Staff's comments has been included in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Registrants' responses immediately below the numbered comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

1.	We note your presentation throughout your filing as well as the discussion of the results of operations for "Combined" 2012 results. It appears that these "Combined" amounts merely combine pre- and post-acquisition periods without reflecting all relevant pro forma

December 8, 2014 Page 2

adjustments to give effect to the acquisition. Please tell us how you concluded that this presentation was appropriate. Please note that a supplemental presentation and discussion based on "pro forma" financial information should be prepared in accordance with Article 11 of Regulation S-X. In this regard, all pro forma adjustments required by Article 11 should be reflected in the presentation as opposed to merely combining information for the pre-and post- acquisition periods. Also note that the presentation requirements contained in Article 11 should be provided.

Response:

The Registrants note the Staff's comment regarding the presentation of "combined" financial data within Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), as contained in the Form 10-K. The Registrants believe that "combined" financial results and cash flows together with explanations of the impacts of the acquisition, including the fair value adjustments on deferred revenues, the impact on depreciation and amortization due to the step up in values of depreciable and amortizable tangible and intangible assets, the interest expense as a result of financing the acquisition and other expenses related to the acquisition provide readers with the necessary supplemental and annualized information to understand the results of operations and cash flows of the Registrants.

In the Form 10-K for the fiscal year ending December 31, 2014 to be filed during March 2015 (the "2014 10-K"), the Registrants will present in the MD&A and other applicable portions of the 2014 10-K combined supplemental information in a format consistent with Article 11 of Regulation S-X.

Liquidity and Capital Resources

Indebtedness, page 52

2.	We note your disclosure on page 48 that you use EBITDA and Adjusted EBITDA as a measure to calculate certain financial covenants related to the Senior Credit Facility. As the covenants could impact the company's ability to obtain additional debt financing, please tell us what consideration was given to quantifying the amount or limit of the applicable covenants as well as the company's leverage ratio. Refer to Item 303(a)(1) and (2) of Regulation S-K and Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation for additional guidance.

Response:

The Registrants believe that the amount or limit of the financial covenants contained in the Senior Credit Facility are not material to an investor's understanding of the Registrants' liquidity because the Registrants believe that the likelihood that they will fail to satisfy such covenants is remote at the present time. However, to further enhance investors' understanding of the Registrants' financial condition and/or liquidity, the Registrants will disclose the actual Consolidated Senior Secured Leverage Ratio and the maximum ratio under the Senior Credit Facility in applicable future filings. The

December 8, 2014 Page 3

Registrants note that the actual Consolidated Senior Secured Leverage Ratio and the maximum ratio at December 31, 2013 were 3.81 and 4.75, respectively.

Audited Consolidated and Combined Financial Statements

Significant Accounting Policies

Revenue recognition, page F-12

3.	We note that you have multiple element arrangements that can include implementation services and post contract customer support in addition to software and subscription services. Please tell us how you establish VSOE for the post contract customer support included in your software arrangements.

Response:

The Registrants acknowledge the Staff's comment and note that the Registrants are primarily engaged in subscription or hosting arrangements covered under ASC 605-25 - Revenue Recognition – Multiple Element Arrangement. Our multiple element arrangements typically comprise two deliverables: (1) the design, production, testing and installation of the customer's database (referred to as the implementation phase); and (2) the provision of ongoing data management and support services in conjunction with the licensed data and subscription of software data or application (referred to as on-going service phase, hosting or subscription). The software application resides on the Registrants' mainframe or server, and the customer accesses and uses the software on an as-needed basis over the Internet or via a dedicated line. The customer does not take possession of the software.

In a few cases, during the Registrants' predecessor period in 2011 and prior, there were arrangements, particularly in the Advantage Suite product, in which the software application or data was provided and built at the customer site or server after the initial implementation or database production (referred to as "Install Model" arrangement). Although the Registrants believe that the magnitude of this type of arrangement compared to the total revenue is not material, the Registrants account for this transaction under ASC Subtopic 985-605, Software – Revenue Recognition; this was due to the more than incidental software deliverables that are possessed by the customer for the specified period of time and non-software deliverables such as Database production and Post-contract Customer Support ("PCS"), including when-and-if-available upgrades to the Advantage Suite software and technical/product phone support. The Registrants established that the software deliverables within Advantage Suite arrangements are essential to the functionality of the non-software deliverables, based upon the following:

•	The non-software deliverables do not function as intended by the Registrants or the customer without interaction with the software deliverables.

•         The software deliverables are not available from other vendors.

•         The software deliverables are never sold without the non-software deliverables.

December 8, 2014 Page 4

However, the Registrants do not have vendor-specific objective evidence of the fair value of each element within this Install Model arrangement and each deliverable would have no separate standalone value to the customers; therefore, revenue cannot be allocated to the individual elements, and as such are deferred until either (a) all elements within the arrangement have been delivered or (b) the undelivered elements within the arrangement qualify under one of the exceptions listed in FASB ASC paragraph 985-605-25-10.

The Registrants further note that the term license to software within the Install Model is not considered to be delivered until the customer has access to a functional initial database and is able to utilize the installed system applications. Once the initial database has been provided to customer and is ready to use, the recognition of revenue for the arrangement depends upon whether (and when) the ongoing data management services are considered to be delivered (thus permitting revenue to be recognized ratably over the remainder of the PCS period). The data management services and PCS are both considered to be delivered consistently throughout the contract term (i.e. the data management services and PCS are delivered simultaneously and over an identical period of time), and thus a ratable recognition pattern best approximates the rendering of both services.

Other identifiable intangible assets, page F-21

4.	On page F-20 you disclose that the goodwill impairment was due to lower-than expected growth in revenue and cash flow from selling cycle delays, particularly in the government sectors and uncertainty in the healthcare sector related to the Patient Protection and Affordable Care Act. Please tell us what consideration was given to these factors in determining whether there was a change in circumstances that could indicate the carrying amount of other intangible assets may not be recoverable. Refer to ASC 350-30-35-14 and ASC 360-10-35-21.

Response:

The Registrants have considered the recoverability of all intangible assets such as trademarks and trade names and customer relationships that are subject to amortization in accordance with the Impairment or Disposal of Long-Lived Assets Subsections of Subtopic 360-10 by applying the recognition and measurement provisions in paragraphs 360-10-35-17 through 35-35. After completing Step 1 analysis and determining that our goodwill was impaired, the Registrants considered that the goodwill impairment is a relevant indicator of other potential impairment of long-lived assets considering that the intangible assets relate to or are used by an asset group containing other long-lived assets. Therefore, the Registrants performed a recoverability test in accordance with ASC 360 by comparing the sum of the estimated undiscounted future cash flows attributable to the asset groups to their carrying amounts. Consistent with the goodwill impairment test assumptions, our anticipated future net cash flows are dependent on industry-level factors, which factored in selling cycle delays and uncertainty in the healthcare sector related to the Patient Protection and Affordable Care Act of 2010. In addition, the estimates of future cash flows used to test the recoverability of long-lived asset groups

December 8, 2014 Page 5

were determined based on the remaining useful life of the primary asset groups to the entity.

Based on our overall other intangible assets impairment analysis in accordance with ASC 360, the estimated undiscounted cash flows exceeded the carrying amount (i.e., net book value) of the long-lived asset groups; therefore, no impairment was recorded.

In relation to the Company's ASC 350 goodwill impairment analysis, we have also considered that this suggests that no other long-lived assets within each of the reporting units needs to be impaired or written down prior to our performance of Step 2 impairment on goodwill that resulted in $366.7 million of impairment loss in 2013.

***

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require any additional information, please feel free to contact the undersigned at (312) 533-3360.

Sincerely,

/s/ James M. Bolotin
James M. Bolotin

 Vice President and Controller

(Principal Accounting Officer)

cc:       Philip Buckingham (Truven Health Analytics Inc.)

Andra K. Heller, Esq. (Truven Health Analytics Inc.)

Michael R. Littenberg, Esq. (Schulte Roth & Zabel LLP)

Mr. John M. Pope (PricewaterhouseCoopers LLP)